------------------------------
                                  OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

Bailey, Jr.                          Essel                 W.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

900 Victors Way, Suite 350
--------------------------------------------------------------------------------
                                    (Street)

Ann Arbor                           MI                  48108
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol


Omega Healthcare Investors, Inc. (OHI)
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



--------------------------------------------------------------------------------
4.   Statement for Month/Year


April, 2000
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [_]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)

President, CEO and Chairman
--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check applicable line)

     [x] Form filed by one Reporting Person [_] Form filed by more than one Reporting Person
--------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                        01/31/2000        A*      V     8,516       A     $7.750                     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                        02/10/2000        A**     V    63,321       A     $5.9375     313,699.977    D***
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        7,754.817    I       ****
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
*Common stock acquired represents 8,516 shares of restricted stock granted under the Company's Stock Option and Restricted Stock
------------------------------------------------------------------------------------------------------------------------------------
Plan which shares vest one-half on July 31, 2000 and one-half on January 31,2001.
------------------------------------------------------------------------------------------------------------------------------------
**Common stock acquired represents 63,321 shares of restricted stock granted under the Company's Stock Option and Restricted Stock
------------------------------------------------------------------------------------------------------------------------------------
Plan.  Vesting is based on two criteria:  the Company's achievement of a specific trading price per share and the officer's period
------------------------------------------------------------------------------------------------------------------------------------
of service after the date of the grant.  If the trading price reaches $8.00, $9.00 or $10.00, 50%, 75% or 100%, respectively, of the
------------------------------------------------------------------------------------------------------------------------------------
stock would vest, subject to the officer satisfying the service requirements. After performing six months of service for the Company
------------------------------------------------------------------------------------------------------------------------------------
after the date of grant, the officer will be vested in 50% of the shares available for vesting as a result of a trading price target
------------------------------------------------------------------------------------------------------------------------------------
being met.  After one year of service, the officer will be vested in 100% of the shares available for vesting as a result of a
------------------------------------------------------------------------------------------------------------------------------------
trading price target being met.  In order for a trading price target to be met, the stock must either stay at or above the target
------------------------------------------------------------------------------------------------------------------------------------
level for 10 consecutive business days, or the average stock price for any 30 consecutive business day period must equal or exceed
------------------------------------------------------------------------------------------------------------------------------------
the target level.
------------------------------------------------------------------------------------------------------------------------------------
***Includes shares held jointly with wife.
------------------------------------------------------------------------------------------------------------------------------------
****Owned directly by Menakka Bailey.  Essel W. Bailey, Jr. disclaims beneficial ownership in said shares.
------------------------------------------------------------------------------------------------------------------------------------
NOTE:  Essel W. Bailey, Jr. is a trustee of the Montague Foundation.  The foundation holds 20,000 shares of Omega Healthcare
------------------------------------------------------------------------------------------------------------------------------------
Investors, Inc. common stock.  Mr. Bailey disclaims any beneficial ownership in these shares (Rule 16a-1(a)2).
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


Options (right to buy)                                                                                   213,720
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:


/s/ Essel W. Bailey, Jr.                                      May 10, 2000
---------------------------------------------            -----------------------
**Signature of Reporting Person                                  Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2